SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

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SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

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RIGHT MANAGEMENT CONSULTANTS, INC.
(Name of Subject Company Issuer)

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HOOSIER ACQUISITION CORP.,
a wholly owned subsidiary of Manpower Inc.

MANPOWER INC.
(Name of Filing Persons - Offeror)

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COMMON STOCK
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

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56418H 10 0
(CUSIP Number of Class of Securities)

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Michael J. Van Handel
Manpower Inc.
5301 North Ironwood Road
Milwaukee, Wisconsin 53217
(414) 961-1000
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Person)

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Copies to:

Kenneth C. Hunt	Barry M. Abelson
Godfrey & Kahn, S.C.	Pepper Hamilton LLP
780 North Water Street	3000 Two Logan Square
Milwaukee, Wisconsin 53202	Eighteenth and Arch Streets
(414) 273-3500	Philadelphia, Pennsylvania 19103-2799
(215) 981-4282

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-41.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended and supplemented (the “Schedule TO”), filed on December 19, 2003 by Manpower Inc., a Wisconsin corporation (“Manpower”), and Hoosier Acquisition Corp. (“Hoosier”), a Pennsylvania corporation and wholly owned subsidiary of Manpower (“Purchaser”), relating to the commencement of an offer by Manpower, through Purchaser, to exchange outstanding shares of common stock, par value $0.01 per share, of Right Management Consultants, Inc. (“Right Common Stock”), a Pennsylvania corporation (“Right”), for shares of common stock, par value $0.01 per share, of Manpower (“Manpower Common Stock”), based on the exchange rate described in the Prospectus referenced below (the “Offer”).

Manpower has filed a registration statement on Form S-4, as amended (the “Registration Statement”) with the Securities and Exchange Commission relating to the shares of Manpower Common Stock to be issued to shareholders of Right in the Offer and the subsequent merger (the “Merger”) of Purchaser into Right, with Right continuing as the surviving corporation and a wholly owned subsidiary of Manpower.  The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus which is a part of the Registration Statement (the “Prospectus”), and the related Letter of Transmittal, as amended (the “Letter of Transmittal”), which were annexed to the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively.

All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Manpower and Purchaser, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION

        On January 22, 2004, Manpower issued a press release in connection with its acceptance for exchange all shares of Right Common Stock validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on the evening of January 21, 2004.  According to the initial information received from the depositary, as of the expiration of the Offer, an aggregate of 20,980,690 shares of Right Common Stock were validly tendered in the Offer and not withdrawn, which represents approximately 91.9% of the shares of Right Common Stock outstanding.  Of the shares of Right Common Stock tendered, 3,523,690 were tendered pursuant to notices of guaranteed delivery.

        Subsequent to the issuance of the press release, the depositary notified Manpower that the number of shares validly tendered in the Offer pursuant to the notices of guaranteed delivery was actually 46,891 fewer than initially reported.  Accordingly, 20,933,692 shares of Right Common Stock were validly tendered in the Offer and not withdrawn, including 3,476,799 shares tendered pursuant to notices of guaranteed delivery.

        Because Manpower acquired more than 80% of the outstanding shares of Right Common Stock, Manpower will be able to effect the Merger, and expects to do so within a few days.

        The press release is filed with this Amendment No. 4 as Exhibit (a)(8) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

EXHIBIT NUMBER	DESCRIPTION

(a)(8)	Press release issued by Manpower dated January 22, 2004 (incorporated by reference to Manpower’s filing pursuant to Rule 425 under the Securities Act of 1933 on January 22, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2004.

MANPOWER INC.	HOOSIER ACQUISITION CORP.

By: /s/ Michael J. Van Handel	By: /s/ Michael J. Van Handel
Name: Michael J. Van Handel	Name: Michael J. Van Handel
Title: Executive Vice President and Chief Financial Officer	Title: Executive Vice President and Chief Financial Officer

EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(8)	Press release issued by Manpower dated January 22, 2004 (incorporated by reference to Manpower’s filing pursuant to Rule 425 of the Securities Act of 1933 on January 22, 2004).